Exhibit 99.25
CERTIFICATE OF QUALIFIED PERSON
Lynton S. Gormely, Ph.D., P.Eng.
400 –111 Dunsmuir Street
Vancouver, B.C., V6B 5W3
Tel: (604) 664 3312
Fax: (604) 664 3057
lynton.gormely@amec.com
I, Lynton S. Gormely am a Registered Professional Engineer in the Province of British Columbia, Registration No. 10005, I am employed by AMEC Mining & Metals as a Principal Process Engineer, and I reside at 5441 Cliffridge Avenue, North Vancouver, B.C.
I am a member of the Canadian Institute of Mining Metallurgy and Petroleum. I graduated from the University of British Columbia, Vancouver, B.C., with a Doctor of Philosophy in Chemical Engineering degree in 1973.
I have practiced my profession continuously since 1973 and have been involved in: test work supervision, preparation of process audits, scoping, pre-feasibility, and feasibility level studies for gold properties in Canada, the United States, Australia, Papua New Guinea, Mongolia, and China.
As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.
I am currently a Consulting Engineer and have been so since 1974.
I served as the Qualified Person writing sections 16,19.2, and 19.3 of the technical report titled Technical Report and Qualified Persons Review, Pueblo Viejo Project, Dominican Republic and dated 26 October 2005 (the “Technical Report”), relating to metallurgical test work, process design, and process operating costs. The work was completed in AMEC’s office and this work did not require me to visit the Pueblo Viejo site.
I have had no other prior involvement with the property that is the subject of the Technical Report.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
I am independent of Placer Dome Inc. in accordance with the application of Section 1.5 of National Instrument 43-101:
I have read National Instrument 43-101 and certify that the portions of the Technical Report for which I served as a Qualified Person have been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the portions of the Technical Report for which I served as a Qualified Person contain all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.
Dated at Vancouver, British Columbia, Canada, this 25 day of September, 2006.

/s/ Lynton S. Gormely Lynton S. Gormely, Ph.D., P Eng.